Exhibit 99.5

NEWS RELEASE

Fortuna Reports Third Quarter 2021 Unaudited Financial Results

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, November 11, 2021: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported third quarter 2021 net income of $0.2 million, adjusted net income1 of $22.5 million, and adjusted EBITDA1 of $75.3 million.

Jorge A. Ganoza, President and CEO, commented, “Our strong adjusted EBITDA1 of $75.3 million with margins of 46% and free cash flow from operations1 of $33.8 million in the third quarter attest to the strength of our business. Our record financial results reflect the sustained upward production trend at the Lindero mine in Argentina and the first quarterly contribution of the Yaramoko mine in Burkina Faso.” Mr. Ganoza concluded, “We expect our robust cash flow generation to continue to be our main source of funding as we ramp up construction activities at the Seguela project in Côte d´Ivoire.”

Third Quarter 2021 Highlights

•	Record sales of $162.6 million, an increase of 95% from the $83.4 million reported in the same period in 2020 (“Q3 2020”), due primarily to gold sales from the Yaramoko mine of $49.0 million and Lindero mine of $41.8 million

•	Net income of $0.2 million or $0.00 per share, compared to $13.1 million or $0.07 net income per share reported in Q3 2020. Net income was lower due primarily to $10.5 million in transaction costs related to the acquisition of Roxgold Inc., and $9.6 million settlement of the disputed royalty claim with the Mexican Geological Service (“SGM”).

•	Adjusted net income[1] of $22.5 million compared to $16.1 million reported in Q3 2020

•	Adjusted EBITDA[1] of $75.3 million compared to $42.2 million reported in Q3 2020

•	Free cash flow from ongoing operations[1] of $33.8 million compared to $30.1 million reported in Q3 2020

•	As of September 30, 2021, the Company had cash and cash equivalents of $135.8 million, an increase of $3.9 million from December 31, 2020

•	Silver and gold production of 1,711,881 ounces and 65,425 ounces, respectively

•	AISC[1] per ounce of gold sold of $1,270 for the Lindero Mine and $1,188 for the Yaramoko Mine. AISC[1,2] per silver equivalent ounce of payable silver sold of $15.51 and $17.66 for the San Jose Mine and Caylloma Mine, respectively.

1 Refer to Non-IFRS financial measures

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio

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	Three months ended Sept 30			Nine months ended Sept 30
	2021	2020	% Change	2021	2020	% Change
Sales	162.6	83.4	95%	400.9	175.5	128%
Mine operating income	47.3	42.1	12%	147.1	63.3	132%
Operating income	21.8	28.5	(24)%	98.0	29.0	238%
Net income	0.2	13.1	(98)%	42.8	2.9	1,376%
Earnings (loss) per share - basic	(0.00)	0.07	(103)%	0.19	0.02	850%
Adjusted net income[1]	22.5	16.1	40%	71.5	8.9	704%
Adjusted EBITDA[1]	75.3	42.2	78%	191.1	67.8	182%
Net cash provided by operating activities	39.4	32.4	22%	90.1	36.9	144%
Free cash flow from ongoing operations[1]	33.8	30.1	12%	66.2	44.5	49%
Capex
Sustaining	25.6	14.8	73%	46.7	46.8	(0)%
Non-sustaining	0.7	-	0%	1.8	0.2	800%
Brownfields	4.7	1.0	370%	10.6	2.9	266%
As at				Sep 30, 2021	Dec 31, 2020	% Change
Cash and cash equivalents				135.8	131.9	3%
[1] Refer to Non-IFRS financial measures and Forward Looking Statements at the end of this news release

Figures may not add due to rounding

Third Quarter 2021 Results

Sales for the three months ended September 30, 2021 were $162.6 million, an increase of 95% from the $83.4 million reported in Q3 2020. Lindero reported adjusted sales of $41.8 million from 23,559 ounces of gold sold. Yaramoko reported adjusted sales of $49.0 million from 27,494 ounces of gold sold. San Jose reported adjusted sales of $43.7 million, a decrease of 32% from the $64.7 million reported in Q3 2020 due to decreases in the price of silver and a 24% and 21% decrease in the volume of silver and gold ounces sold, respectively. Caylloma reported adjusted sales of $28.0 million, a 49% increase from the $18.8 million reported in Q3 2020 due primarily to a 36% increase in the volume of silver sold, and increases in the volume and price of lead and zinc sold.

Operating income for the three months ended September 30, 2021 was $21.8 million, a decrease of $6.7 million compared to Q3 2020. The decrease was due primarily to lower sales at the San Jose mine and the $9.6 million settlement of the disputed royalty claim with the SGM plus value added tax paid to the SGM, offset partly by Lindero and Yaramoko’s contribution to operating income of $10.3 million and $10.0 million respectively.

Net income for the three months ended September 30, 2021 was $0.2 million, a $12.9 million decrease from the $13.1 million net income reported in Q3 2020, primarily due to lower operating income and $10.5 million in transaction costs related to the acquisition of Roxgold Inc. The effective tax rate for the quarter was 98%.

Adjusted EBITDA for the three months ended September 30, 2021 was $75.3 million, an increase of $33.1 million compared to $42.2 million reported in Q3 2020. The increase reflects Lindero and Yaramoko´s contribution to adjusted EBITDA of $21.8 milion and $25.8 million, as well as higher EBITDA at Caylloma.

Free cash flow from ongoing operations for the three months ended September 30, 2021 was $33.8 million compared to $30.1 million in Q3 2020.

Liquidity

As of September 30, 2021, the Company had cash and cash equivalents of $135.8 million, an increase of $3.9 million from December 31, 2020.

On November 4, 2021, the Company entered into a fourth amended and restated credit agreement, effective as of November 5, 2021, which converts the Company’s prior non-revolving and revolving facility into a revolving term credit facility in the amount of $200.0 million, subject to the conditions set out below, with a term of four years and a step down to $150.0 million after three years.

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On closing of the amended credit facility, $120.0 million was available for drawdown and was drawn down in full. If a new environmental impact authorization for the San Jose mine (“San Jose EIA”) (See news release dated October 25, 2021) has not been approved or the existing San Jose EIA has not been extended by January 23, 2022, the availability of the amended credit facility will be reduced to $100.0 million. The total amended credit facility of up to $200.0 million will only become available upon receipt of the new San Jose EIA approval or San Jose EIA extension.

On November 10, 2021, Minera Cuzcatlan received written notification from SEMARNAT that its application, made in May 2021, for a 10 year extension to its Environmental Impact Authorization for the San Jose Mine which expired on October 23, 2021 had been denied.  SEMARNAT denied the application for the extension citing a pending evaluation by SEMARNAT related to the regularization of ancillary infrastructure at the mine site. In addition, it cited non receipt of requested information, which the Company has already provided to the authority. The Company is reviewing the reasons for the denial with its advisors, but believes that it is fundamentally  in compliance with all material aspects of the San Jose EIA and is entitled to an extension.

The San Jose mine is currently operating under the protection of the Mexican courts which allows the continued operation of the San Jose mine beyond the expiry date of the EIA.  Minera Cuzcatlan has the right and intends to  appeal the decision of SEMARNAT and will continue to pursue all legal protection available to it in order to continue to operate pending the appeal of the decision of SEMARNAT.

Under the terms of the amended credit facility, the Company must obtain by November 20, 2021 a permanent injunction or equivalent protection, in form and substance acceptable to the lenders acting reasonably, which allows the Company to continue to operate the mine.

Lindero Mine, Argentina

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Mine Production
Tonnes placed on the leach pad	1,387,134	-	4,994,134	-

Gold
Grade (g/t)	1.10	-	0.94	-
Production (oz)	26,235	-	68,088	-
Metal sold (oz)	23,559	-	63,788	-
Realized price ($/oz)	1,772	-	1,775	-

Unit Costs
Cash cost ($/oz Au)[1]	646	-	635	-
All-in sustaining cash cost ($/oz Au)[1]	1,270	-	1,182	-

Capital expenditures ($000's)
Sustaining	10,639	-	21,294	-
Brownfields	86	-	528	-
[1] Refer to Non-IFRS Financial Measures

During the third quarter of 2021, the onsite impact of COVID-19 diminished resulting in less disruptions to the operations, with the company screening 74 positive cases compared to 160 cases registered in the second quarter of 2021. To date, including company and contractor personnel, 94% of the workforce has been vaccinated with one dose and 40% with two doses. The government of Argentina has announced that travel restrictions will start to ease in November, which should improve lead times and onsite technical assistance from foreign vendors.

In the third quarter of 2021, a total of 1,387,134 tonnes of ore were placed on the leach pad averaging 1.10 g/t gold containing an estimated 49,247 ounces of gold. Total gold production for the quarter was 26,235 ounces, comprised of 24,318 ounces in doré and an increase of 1,918 ounces of gold-in-carbon (GIC) inventory.

Cash cost per gold ounce sold was $646, as the mine continues to ramp-up production.

All-in sustaining cash costs per gold ounce sold was $1,270 during the quarter and $1,182 year to date, slightly above the Company’s updated guidance for the full year, due primarily to timing of sustaining capital expenditures and ounces sold. The Company expects the full year results to be in-line with the updated guidance.

Total capital expenditures of $10.7 million during the quarter were related primarily to the ADR plant expansion and completion of phase 1B of the leach pad construction.

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Yaramoko Mine Complex, Burkina Faso

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	126,677	-	126,677	-

Gold
Grade (g/t)	7.28	-	7.28	-
Production (oz)	28,751	-	28,751	-
Metal sold (oz)	27,494	-	27,494	-
Realized price ($/oz)	1,783	-	1,783	-

Unit Costs
Cash cost ($/oz Au)[1]	720	-	720	-
All-in sustaining cash cost ($/oz Au)[1]	1,188	-	1,188	-

Capital expenditures ($000's)
Sustaining	7,398	-	7,398	-
Brownfields	560	-	560	-
[1] Refer to Non-IFRS Financial Measures

The Yaramoko Mine produced 28,751 ounces of gold in the third quarter of 2021 with an average gold head grade of 7.28 g/t; slightly below the plan for the quarter.

Unplanned downtime due to the premature changeout of a SAG mill pinion bearing in August contributed to slightly lower mill throughput of 126,677 tonnes in the quarter against a plan of 127,917 tonnes. This, in addition to some necessary re-sequencing of production stopes at the 55 Zone, due to isolated ground conditions causing bridging which resulted in a reprioritization of lower grade stopes, contributed to the minor production shortfall.

These issues have been remedied and are not expected to continue nor affect fourth quarter performance which is expected to be in line with guidance.

Cash cost per gold ounce sold was $720, which was above plan, primarily due to lower production.

All-in sustaining cash cost per gold ounce sold was $1,188, slightly above the Company’s updated guidance, due primarily to the lower production and timing of sustaining capital expenditures. The Company expects the full year results to be in-line with the updated guidance.

Capital expenditures of $8.0 million during the quarter related primarily to underground mine development costs.

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San Jose Mine, Mexico

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	248,984	255,226	778,352	662,203
Average tonnes milled per day	2,862	2,934	2,980	2,518

Silver
Grade (g/t)	195	254	206	232
Recovery (%)	92	92	91	92
Production (oz)	1,436,658	1,917,540	4,707,496	4,516,790
Metal sold (oz)	1,440,946	1,884,940	4,704,656	4,503,736
Realized price ($/oz)	24.16	24.87	25.80	20.04

Gold
Grade (g/t)	1.22	1.52	1.29	1.42
Recovery (%)	91	92	91	91
Production (oz)	8,910	11,425	29,477	27,709
Metal sold (oz)	8,922	11,317	29,421	27,797
Realized price ($/oz)	1,784	1,921	1,798	1,752

Unit Costs
Production cash cost ($/t)[2]	77.52	67.60	74.22	68.51
Production cash cost ($/oz Ag Eq)[1,2]	9.99	7.15	9.28	7.21
Net smelter return ($/t)	192.00	255.64	212.00	196.93
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.51	11.39	14.13	10.83

Capital expenditures ($000's)
Sustaining	4,006	3,774	9,978	6,518
Non-sustaining	745	–	1,776	–
Brownfields	2,849	1,017	6,739	2,517
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The San Jose Mine produced 1,436,658 ounces of silver and 8,910 ounces of gold during the three months ended September 30, 2021, which represents a decrease of 25% and 22%, respectively, compared to Q3 2020. The decrease was due primarily to lower grades.

The production cash cost per tonne for the three months ended September 30, 2021 was $77.52 an increase from the $67.60 per tonne in Q3 2020 primarily due to lower tonnes milled.

The all-in sustaining cash cost of payable silver equivalent for the three months ended September 30, 2021 was $15.51 per ounce, an increase from the $11.39 per ounce in Q3 2020. The increase was due primarily to higher production cash costs as noted above, increase in brownfields capital expenditures, higher royalties, and lower silver equivalent sales.

Capital expenditures totaled $7.6 million for the three months ended September 30, 2021, an increase from the $4.8 million in Q3 2020. The increase was due to the impact of COVID-19 in Q3 2020, whereby brownfields capital expenditures at the operations were significantly reduced.

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Caylloma Mine, Peru

	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Mine Production
Tonnes milled	136,410	107,002	401,942	373,915
Average tonnes milled per day	1,516	1,189	1,517	1,530

Silver
Grade (g/t)	78	74	77	70
Recovery (%)	81	83	82	83
Production (oz)	275,223	210,206	810,962	704,190
Metal sold (oz)	295,532	217,281	830,495	704,843
Realized price ($/oz)	24.67	24.96	25.80	19.27

Lead
Grade (%)	3.14	3.15	3.15	2.94
Recovery (%)	87	90	88	87
Production (000's lbs)	8,245	6,702	24,571	21,201
Metal sold (000's lbs)	8,859	6,884	25,354	21,196
Realized price ($/lb)	1.06	0.86	0.98	0.82

Zinc
Grade (%)	4.74	4.93	4.67	4.58
Recovery (%)	87	89	87	88
Production (000's lbs)	12,436	10,313	36,169	33,110
Metal sold (000's lbs)	12,754	10,628	36,775	32,999
Realized price ($/lb)	1.36	1.07	1.31	0.98

Unit Costs
Production cash cost ($/t)[2]	86.04	76.80	85.17	74.72
Production cash cost ($/oz Ag Eq)[1,2]	12.75	14.40	13.25	13.67
Net smelter return ($/t)	196.00	162.82	193.90	119.79
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	17.66	19.53	18.17	17.73

Capital expenditures ($000's)
Sustaining	3,575	1,213	8,024	4,042
Brownfields	1,201	65	2,810	415
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The Caylloma Mine produced 275,223 ounces of silver, 8.2 million pounds of lead and 12.4 million pounds of zinc during the three months ended September 30, 2021, an increase of 31%, 23%, and 21% respectively compared to Q3 2020. The increased metal production was due to higher head grades for all metals and higher recoveries for silver and lead. Gold production for the third quarter of 2021 totaled 1,529 ounces with an average head grade of 0.48 g/t, an increase of 12% over Q3 2020

The production cash cost per tonne for the three months ended September 30, 2021 was $86.04, an increase from the $76.80 in Q3 2020. The increase was due primarily to higher mining costs on increased mine preparation activities and higher planned maintenance costs in the processing plant.

The all-in sustaining cash cost of payable silver equivalent for the three months ended September 30, 2021 was $17.66 per ounce, a decrease from the $19.53 per ounce in Q3 2020. The decrease was due primarily to higher silver equivalent sales, offset partly by the higher production cash cost per tonne as noted above.

Capital expenditures totaled $4.8 million for the three months ended September 30, 2021, an increase from the $1.3 million in Q3 2020. The increase was primarily due to the impact of COVID-19 during Q3 2020, whereby capital expenditures were significantly reduced.

On October 16, 2021, the Company signed a community support with the Municipality of Caylloma, which includes a voluntary payment of 2.2 million Peruvian soles per year over the four year term agreement, starting in the fourth quarter of 2021. The resources will be used for the implementation of programs or projects for the sustainable development of the Caylloma District.

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Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The following tables represent the calculation of certain Non-IFRS financial measures as referenced in this news release. In alignment with the World Gold Council standard for all-in sustaining cash cost and all-in cash cost, the Company has presented the cash cost figures on a sold ounce basis for all periods presented and has excluded royalties that are under the scope of IAS 12 – Income Taxes, with the change from the previously presented figures being applied retrospectively to prior periods.

Reconciliation to Adjusted Net Income for the three and nine months ended September 30, 2021 and 2020

	Three months ended Sept 30,		Nine months ended Sept 30,
Consolidated	2021	2020	2021	2020
Net income	0.2	13.1	42.8	2.9
Adjustments, net of tax:
Community support provision and accruals[1]	-	-	0.1	-
Foreign exchange loss, Lindero Mine[2]	1.2	2.7	3.8	8.6
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
Roxgold transaction costs	10.5	-	14.1	-
SGM Royalty settlement	6.7	-	6.7	-
Other non-cash/non-recurring items	3.9	0.3	4.0	0.6
Adjusted Net Income (loss)	22.5	16.1	71.5	8.9
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Reconciliation to Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020

	Three months ended Sept 30,		Nine months ended Sept 30,
Consolidated	2021	2020	2021	2020
Net income	0.2	13.1	42.8	2.9
Adjustments:
Community support provision and accruals	-	0.1	(0.1)	-
Inventory adjustment	1.8	-	1.7	-
Foreign exchange loss, Lindero Mine	1.2	2.7	3.8	8.7
Net finance items	4.0	0.4	8.5	1.1
Depreciation, depletion, and amortization	37.8	11.1	77.5	31.6
Income taxes	8.9	15.0	34.2	28.3
Share of loss from associates	-	-	-	0.1
Investment income	-	-	-	(3.3)
SGM Royalty settlement	9.6	-	9.6	-
Roxgold transaction costs	10.5	-	14.1	-
Other non-cash/non-recurring items	1.3	(0.2)	(1.0)	(1.6)
Adjusted EBITDA	75.3	42.2	191.1	67.8

Reconciliation of Free Cash Flow from ongoing operations for three and nine months ended September 30, 2021 and 2020

	Three months ended Sept 30,		Nine months ended Sept 30,
Consolidated	2021	2020	2021	2020
		(Restated)		(Restated)
Net cash provided by operating activities	39.4	32.4	90.1	36.9
Adjustments
Roxgold transaction costs	24.9	-	27.9	-
Change in long term receivables and assets	0.1	(0.3)	(0.0)	(0.9)
Additions to mineral properties, plant and equipment	(32.2)	(5.6)	(55.4)	(13.8)
Impact of adoption in IAS 16 and Production costs	-	13.1	-	25.2
Current income tax expense	(9.0)	(15.5)	(35.2)	(25.5)
Income taxes paid	12.6	6.0	43.6	22.6
Other adjustments	(1.9)	-	(4.8)	-
Free cash flow from ongoing operations	33.8	30.1	66.2	44.5

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Reconciliation of Cash Cost per Ounce of Gold Sold for the three and nine months ended September 30, 2021 and 2020

Lindero Mine		Three months ended Sept 30,		Nine months ended Sept 30,
		2021	2020	2021	2020
Cost of sales		29,508	-	75,974	-
Changes in dore inventory		1,456	-	2,458	-
Inventory adjustment		(1,743)	-	(1,743)	-
Export duties		(3,137)	-	(8,519)	-
Depletion and depreciation		(9,092)	-	(24,512)	-
By product credits		(55)	-	(183)	-
Production cash cost		16,937	-	43,475	-
Changes in dore inventory		(1,456)	-	(2,458)	-
Realized gain in diesel hedge		(272)	-	(525)	-
Cash cost applicable per gold ounce sold	A	15,209	-	40,492	-
Ounces of gold sold	B	23,549	-	63,762	-
Cash cost per ounce of gold sold ($/oz)	=A/B	646	-	635	-

Yaramoko Mine		Three months ended Sept 30,		Nine months ended Sept 30,
		2021	2020	2021	2020
Cost of sales		38,431	-	38,431	-
Changes in dore inventory		823	-	823	-
Export duties		(2,975)	-	(2,975)	-
Depletion and depreciation		(15,739)	-	(15,739)	-
By product credits		(61)	-	(61)	-
Production cash cost		20,479	-	20,479	-
Changes in dore inventory		(823)	-	(823)	-
Refining charges		138	-	138	-
Cash cost applicable per gold ounce sold	A	19,794	-	19,794	-
Ounces of gold sold	B	27,475	-	27,475	-
Cash cost per ounce of gold sold ($/oz)	=A/B	720	-	720	-

Reconciliation of All-in Sustaining Cash Cost per Ounce of Gold Sold for the three and nine months ended September 30, 2021 and 2020

Lindero Mine	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Cash cost applicable	15,209	-	40,492	-
Export duties and mining taxes	3,137	-	8,519	-
General and administrative expenses (operations)	1,387	-	4,003	-
Adjusted operating cash cost	19,733	-	53,014	-
Sustaining leases	740	-	1,796	-
Sustaining capital expenditures[1]	9,385	-	20,040	-
Brownfields exploration expenditures[1]	47	-	489	-
All-in sustaining cash cost	29,905	-	75,339	-
All-in cash cost	29,905	-	75,339	-
Ounces of gold sold	23,549	-	63,762	-
All-in sustaining cash cost per ounce of gold sold	1,270	-	1,182	-
All-in cash cost per ounce of gold sold	1,270	-	1,182	-
[1] Presented on a cash basis

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Yaramoko Mine	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Cash cost applicable	19,794	-	19,794	-
Export duties and mining taxes	2,975	-	2,975	-
General and administrative expenses (operations)	439	-	439	-
Adjusted operating cash cost	23,208	-	23,208	-
Sustaining leases	1,467	-	1,467	-
Sustaining capital expenditures[1]	7,398	-	7,398	-
Brownfields exploration expenditures[1]	560	-	560	-
All-in sustaining cash cost	32,633	-	32,633	-
All-in cash cost	32,633	-	32,633	-
Ounces of gold sold	27,475	-	27,475	-
All-in sustaining cash cost per ounce of gold sold	1,188	-	1,188	-
All-in cash cost per ounce of gold sold	1,188	-	1,188	-
[1] Presented on a cash basis

Reconciliation of Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for the three and nine months ended September 30, 2021 and 2020

San Jose Mine		Three months ended Sept 30,		Nine months ended Sept 30,
		2021	2020	2021	2020
Cost of sales		29,980	29,574	90,051	73,288
Changes in concentrate inventory		(31)	340	63	277
Depletion and depreciation in concentrate inventory		54	(592)	21	(587)
Inventory adjustment		(35)	-	46	2
Royalties and mining taxes		(1,641)	(1,239)	(4,368)	(2,878)
Workers participation		(1,218)	(2,970)	(4,573)	(5,059)
Depletion and depreciation		(7,808)	(7,859)	(23,468)	(19,677)
Cash cost	A	19,301	17,254	57,772	45,366
Total processed ore (tonnes)	B	248,984	255,226	778,352	662,203
Production cash cost per tonne ($/t)	=A/B	77.52	67.60	74.22	68.51
Cash cost	A	19,301	17,254	57,772	45,366
Changes in concentrate inventory		31	(340)	(63)	(277)
Depletion and depreciation in concentrate inventory		(54)	592	(21)	587
Inventory adjustment		35	-	(46)	(2)
Treatment charges		(2,622)	322	(441)	103
Refining charges		3,539	1,064	3,161	2,554
Cash cost applicable per payable ounce sold	C	20,230	18,892	60,362	48,331
Payable ounces of silver equivalent sold[1]	D	2,024,487	2,640,492	6,501,691	6,702,294
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	9.99	7.15	9.28	7.21
Mining cost per tonne		38.00	34.30	38.74	35.74
Milling cost per tonne		17.22	15.45	16.71	16.46
Indirect cost per tonne		14.79	9.38	12.66	8.91
Community relations cost per tonne		3.08	6.51	1.44	4.17
Distribution cost per tonne		4.43	1.96	4.67	3.23
Production cash cost per tonne ($/t)		77.52	67.60	74.22	68.51
[1] Silver equivalent sold for Q3 2021 is calculated using a silver to gold ratio of 73.9:1 (Q3 2020: 77.2:1) and for Q3 2021 YTD: silver to gold ratio of 69.7:1 (Q3 2020 YTD: 87.4:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver.

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Caylloma Mine		Three months ended Sept 30,		Nine months ended Sept 30,
		2021	2020	2021	2020
Cost of sales		17,302	11,812	49,332	38,882
Changes in concentrate inventory		(670)	(262)	(899)	27
Depletion and depreciation in concentrate inventory		133	98	155	227
Royalties and mining taxes		(68)	(71)	(157)	(390)
Provision for community support		-	2	-	101
Workers participation		(412)	(583)	(1,624)	(411)
Depletion and depreciation		(4,549)	(2,778)	(12,575)	(10,496)
Cash cost	A	11,736	8,218	34,232	27,940
Total processed ore (tonnes)	B	136,410	107,002	401,942	373,916
Production cash cost per tonne ($/t)	=A/B	86.04	76.80	85.17	74.72
Cash cost	A	11,736	8,218	34,232	27,940
Changes in concentrate inventory		670	262	899	(27)
Depletion and depreciation in concentrate inventory		(133)	(98)	(155)	(227)
Treatment charges		4,378	4,414	11,125	13,977
Refining charges		459	339	1,292	1,082
Cash cost applicable per payable ounce sold	C	17,110	13,135	47,393	42,745
Payable ounces of silver equivalent sold[1]	D	1,341,997	912,207	3,577,778	3,127,621
Cash cost per ounce of payable silver equivalent sold[2] ($/oz)	=C/D	12.75	14.40	13.25	13.67
Mining cost per tonne		33.82	30.80	32.24	32.64
Milling cost per tonne		15.95	14.58	15.00	13.94
Indirect cost per tonne		28.05	23.95	29.50	21.03
Community relations cost per tonne		0.51	6.92	0.72	4.58
Distribution cost per tonne		7.71	0.55	7.71	2.53
Production cash cost per tonne ($/t)		86.04	76.80	85.17	74.72
[1] Silver equivalent sold for Q3 2021 is calculated using a silver to gold ratio of 72.5:1 (Q3 2020: 78.3:1) , silver to lead ratio of 1:23.3 pounds (Q3 2020: 1:29.2), and silver to zinc ratio of 1:18.2 pounds (Q3 2020: 1:23.2). YTD 2021: silver to gold ratio of 69.4:1 (Q3 2020 YTD: 96.4:1), silver to lead ratio of 1:26.3 pounds (Q3 2020 YTD: 1:23.6), and silver to zinc ratio of 1:19.7 pounds (Q3 2020 YTD: 1:19.7)
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for three and nine months ended September 30, 2021 and 2020

San Jose Mine	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Cash cost applicable	20,230	18,897	60,362	48,346
Royalties and mining taxes	1,641	1,239	4,368	2,878
Workers' participation	1,522	3,713	5,716	6,324
General and administrative expenses (operations)	1,719	1,363	5,022	4,228
Adjusted operating cash cost	25,112	25,212	75,468	61,776
Care and maintenance costs (impact of COVID-19)	-	-	-	1,568
Sustaining leases	184	63	447	188
Sustaining capital expenditures[3]	3,553	3,774	9,525	6,518
Brownfields exploration expenditures[3]	2,547	1,017	6,437	2,517
All-in sustaining cash cost	31,397	30,066	91,878	72,567
Non-sustaining capital expenditures[3]	745	125	1,776	374
All-in cash cost	32,142	30,191	93,654	72,941
Payable ounces of silver equivalent sold[1]	2,024,487	2,640,492	6,501,691	6,702,294
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.51	11.39	14.13	10.83
All-in cash cost per ounce of payable silver equivalent sold[2]	15.88	11.43	14.40	10.88
[1] Silver equivalent sold for Q3 2021 is calculated using a silver to gold ratio of 73.9:1 (Q3 2020: 77.2:1) and for Q3 2021 YTD: silver to gold ratio of 69.7:1 (Q3 2020 YTD: 87.4:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver.
[3] Presented on a cash basis

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Caylloma Mine	Three months ended Sept 30,		Nine months ended Sept 30,
	2021	2020	2021	2020
Cash cost applicable	17,110	13,562	47,392	44,825
Royalties and mining taxes	68	71	157	390
Workers' participation	465	644	1,886	477
General and administrative expenses (operations)	630	701	2,700	2,514
Adjusted operating cash cost	18,273	14,978	52,135	48,206
Sustaining leases	780	695	2,170	1,930
Sustaining capital expenditures[3]	3,480	1,213	7,930	4,042
Brownfields exploration expenditures[3]	1,168	65	2,777	415
All-in sustaining cash cost	23,701	16,951	65,012	54,593
All-in cash cost	23,701	17,814	65,012	55,456
Payable ounces of silver equivalent sold[1]	1,341,997	912,207	3,577,778	3,127,621
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	17.66	19.53	18.17	17.73
All-in cash cost per ounce of payable silver equivalent sold[2]	17.66	19.53	18.17	17.73
[1] Silver equivalent sold for Q3 2021 is calculated using a silver to gold ratio of 72.5:1 (Q3 2020: 78.3:1) , silver to lead ratio of 1:23.3 pounds (Q3 2020: 1:29.2), and silver to zinc ratio of 1:18.2 pounds (Q3 2020: 1:23.2). YTD 2021: silver to gold ratio of 69.4:1 (Q3 2020 YTD: 96.4:1), silver to lead ratio of 1:26.3 pounds (Q3 2020 YTD: 1:23.6), and silver to zinc ratio of 1:19.7 pounds (Q3 2020 YTD: 1:19.7)
[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s third quarter 2021 Financial Statements and accompanying Management’s Discussion and Analysis for the three and nine months ended September 30, 2021, which are available for download on the Company’s website, www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Friday, November 12, 2021 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/43329 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, November 12, 2021

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 664594

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 43329

Playback of the earnings call will be available until Friday, November 26, 2021. Playback of the webcast will be available until Saturday, November 12, 2022. In addition, a transcript of the call will be archived on the Company’s website at https://fortunasilver.com/investors/financial-reports/.

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About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated updated production forecasts and sales for 2021; estimated updated production costs and all-in sustaining cash costs for 2021; estimated capital expenditures in 2021; estimated brownfields and greenfields expenditures in 2021; the future estimated impact of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates; estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the Company’s plans for the construction of an open pit mine at the Seguela project in Cote d’Ivoire; the econcomics for the construction of the mine at the Seguela project as set out in the feasibility study, the estimated construction capex for the project, the timelines and schedules for the construction and production of gold; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; the ability of the Company to successfully appeal the denial to the extension of the San Jose EIA; the ability of the Company to repay or refinance its credit facility in the event that the Company does not obtain an extension to the San Jose EIA; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a prolonged slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases in incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; the ability of the Company to successfully appeal the decision of SEMARNAT denying the extension to the San Jose EIA; obtaining a pemanent injunction or equivalent protection from the Mexican Courts to allow the continued operation of the San Jose pending the approval of the appeal to the denial of the extension of the San Jose EIA; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; delays in the ramp up of production at Lindero which may cause delays in the commencement of commercial production; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect

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to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the Company will obtain an extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Non-IFRS Financial Measures

This news release also refers to Non-IFRS financial measures, such as production cash cost per tonne; cash cost per payable ounce of silver; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.

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